CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Market-Linked Notes due 2022	$2,500,000	$322.00

March 2014 Pricing Supplement No. 1,330 Registration Statement No. 333-178081 Dated March 13, 2014 Filed pursuant to Rule 424(b)(2)
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Market-Linked Notes due July 18, 2022
Based on the Value of the Russell 2000® Index
The notes are unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the accompanying product supplement, index supplement and prospectus, as supplemented and modified by this document.  At maturity, we will pay per note the stated principal amount of $10 plus a supplemental redemption amount, if any, based on the performance of the underlying index, calculated based on the final average index value, subject to the maximum payment at maturity.  The final average index value will be the arithmetic average of the index closing values of the underlying index on each of the determination dates (as defined below) during the approximately 3-month period prior to maturity.  These long-dated notes are for investors who are concerned about principal risk but seek an equity index-based return, and who are willing to forgo current income and upside returns beyond the maximum payment at maturity in exchange for the repayment of principal at maturity plus the potential to receive a supplemental redemption amount, if any.  The notes are notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.
All payments are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations, you could lose some or all of your investment.  These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.
FINAL TERMS
Issuer:	Morgan Stanley
Issue price:	$10 per note
Stated principal amount:	$10 per note
Aggregate principal amount:	$2,500,000
Pricing date:	March 13, 2014
Original issue date:	March 18, 2014 (3 business days after the pricing date)
Maturity date:	July 18, 2022
Interest:	None
Underlying index:	Russell 2000® Index
Payment at maturity:
The payment due at maturity per $10 stated principal amount will equal:
$10 + supplemental redemption amount, if any.
In no event will the payment at maturity be less than the stated principal amount or greater than the maximum payment at maturity.

Supplemental redemption amount:	(i) $10 times (ii) the index percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0 or greater than $10 per note.
Participation rate:	100%
Maximum payment at maturity:	$20 per note (200% of the stated principal amount)
Index percent change:	(final average index value – initial index value) / initial index value
Initial index value:	1,176.740, which is the index closing value on the pricing date
Final average index value:	The arithmetic average of the index closing values on each of the determination dates, as determined on the final determination date.
Determination dates:
Each index business day on which there is no market disruption event with respect to the underlying index during the approximately 3-month period from and including April 13, 2022 to and including the final determination date.  If any day during this approximately 3-month period is not an index business day or if a market disruption event occurs with respect to the underlying index on such day, the index closing value of the underlying index will not be taken on such day.

Final determination date:	July 13, 2022, subject to postponement for non-index business days and certain market disruption events
CUSIP:	61760S621
ISIN:	US61760S6211
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Estimated value on the pricing date:	$9.304 per note. See “Investment Summary” on page 2.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per note	$10	$0.35	$9.65
Total	$2,500,000	$87,500	$2,412,500

(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.35 for each note they sell.  See “Supplemental information regarding plan of distribution; conflicts of interest.”  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.

(2)	See “Use of proceeds and hedging” on page 15.
The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 8.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying product supplement, index supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information About the Notes” at the end of this document.

Product Supplement for Equity-Linked Notes dated August 17, 2012
Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

Market-Linked Notes due July 18, 2022 Based on the Value of the Russell 2000® Index
Investment Summary

Market-Linked Notes

The Market-Linked Notes due July 18, 2022 Based on the Value of the Russell 2000® Index (the “notes”) offer 100% participation in the positive performance of the underlying index, calculated based on the final average index value, subject to the maximum payment at maturity.  The notes provide investors:

¡	an opportunity to gain exposure to the Russell 2000® Index

¡	the repayment of principal at maturity

¡
100% participation in any appreciation of the underlying index, calculated based on the final average index value, subject to the maximum payment at maturity of $20 per note (200% of the stated principal amount)

¡	no exposure to any decline of the underlying index if the notes are held to maturity

At maturity, if the final average index value is less than or equal to the initial index value, you will receive the stated principal amount of $10 per note, without any return on your investment.  All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Morgan Stanley.

Maturity:	8 years and 4 months
Participation rate:	100%
Index percent change:	(final average index value – initial index value) / initial index value
Maximum payment at maturity:	$20 per note (200% of the stated principal amount)
Interest:	None
Final average index value:	The arithmetic average of the index closing values on each of the determination dates, as determined on the final determination date.

The final average index value is the arithmetic average of the index closing values on each of the determination dates.  Due to the multiple determination dates, increases in the level of the underlying index as of one or more determination dates may be partially or entirely offset by decreases in the level of the underlying index as of other determination dates.  Even if the level of the underlying index has increased substantially on one or more determination dates (including the final determination date), the final average index value may nevertheless be less than or equal to the initial index value, and, accordingly, you may not receive at maturity an amount that is greater than the stated principal amount for each note you hold.

The original issue price of each note is $10.  This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date is less than $10.  We estimate that the value of each note on the pricing date is $9.304.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to the underlying index.  The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the underlying index, instruments based on the underlying index, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the participation rate and the maximum payment at maturity, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us.  If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

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Market-Linked Notes due July 18, 2022 Based on the Value of the Russell 2000® Index

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the underlying index, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors.  However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 12 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the underlying index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value.  We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

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Market-Linked Notes due July 18, 2022 Based on the Value of the Russell 2000® Index

Key Investment Rationale

Market-Linked Notes offer investors exposure to the performance of equities or equity indices and provide for the repayment of principal at maturity.  They are for investors who are concerned about principal risk but seek an equity index-based return, and who are willing to forgo yield in exchange for the repayment of principal at maturity plus the potential to receive a supplemental redemption amount, if any, based on the performance of the underlying index, calculated based on the final average index value, subject to the maximum payment at maturity.

Repayment of Principal
The notes offer investors 1 to 1 upside exposure to the performance of the underlying index, calculated based on the final average index value, up to the maximum payment at maturity, while providing for the repayment of principal in full at maturity.

Upside Scenario
The final average index value is significantly greater than the initial index value, and, at maturity, the investor receives a return reflecting the appreciation of the underlying index, subject to the maximum payment at maturity of $20 per note (200% of the stated principal amount).

Par Scenario	The final average index value is less than or equal to the initial index value, and, at maturity, the notes pay only the stated principal amount of $10.

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Market-Linked Notes due July 18, 2022 Based on the Value of the Russell 2000® Index

Hypothetical Payout on the Notes

At maturity, for each $10 stated principal amount of notes that you hold, you will receive the stated principal amount of $10 plus a supplemental redemption amount, if any, subject to the maximum payment at maturity.  The supplemental redemption amount will be calculated on the final determination date as follows:

(i) $10 times (ii) the index percent change times (iii) the participation rate of 100%, provided that the supplemental redemption amount will not be less than $0 or greater than $10 per note.

In no event will the payment at maturity be less than the stated principal amount or greater than the maximum payment at maturity of $20 per note (200% of the stated principal amount).

The table below illustrates the payment at maturity for each note for a hypothetical range of index percent changes and does not cover the complete range of possible payouts at maturity.  The table assumes a hypothetical initial index value of 1,200 and reflects the maximum payment at maturity of $20 per note.  The actual initial index value is set forth on the cover page of this document.

Index percent change	Final average index value	Stated principal amount	Supplemental redemption amount	Payment at maturity	Return on $10 note
120%	2,640	$10	$10.00	$20.00	100%
110%	2,520	$10	$10.00	$20.00	100%
100%	2,400	$10	$10.00	$20.00	100%
90%	2,280	$10	$9.00	$19.00	90%
80%	2,160	$10	$8.00	$18.00	80%
70%	2,040	$10	$7.00	$17.00	70%
60%	1,920	$10	$6.00	$16.00	60%
50%	1,800	$10	$5.00	$15.00	50%
40%	1,680	$10	$4.00	$14.00	40%
30%	1,560	$10	$3.00	$13.00	30%
20%	1,440	$10	$2.00	$12.00	20%
10%	1,320	$10	$1.00	$11.00	10%
0%	1,200	$10	$0	$10.00	0%
–10%	1,080	$10	$0	$10.00	0%
–20%	960	$10	$0	$10.00	0%
–30%	840	$10	$0	$10.00	0%
–40%	720	$10	$0	$10.00	0%
–50%	600	$10	$0	$10.00	0%
–60%	480	$10	$0	$10.00	0%
–70%	360	$10	$0	$10.00	0%
–80%	240	$10	$0	$10.00	0%
–90%	120	$10	$0	$10.00	0%
–100%	0	$10	$0	$10.00	0%

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Market-Linked Notes due July 18, 2022 Based on the Value of the Russell 2000® Index

The final average index value is the arithmetic average of the index closing values on each of the determination dates, as determined on the final determination date.  The examples below illustrate the final average index value for a range of hypothetical index closing values on each of the determination dates, but do not reflect the complete range of possible movements of the underlying index.  The examples assume 60 determination dates in the approximately 3-month period prior to maturity and a starting level of 1,200 on the first determination date.  The actual initial index value is set forth on the cover page of this document.

▪
In Example 1, the closing level of the index increases during the first month of the approximately 3-month period of the determination dates, reaches a high of 1,535 and then decreases to 1,215 by the final determination date.

▪ Hypothetical final average index value: 1,316.44

▪
In Example 2, the closing level of the index decreases during the first month of the approximately 3-month period of the determination dates, reaches a low of 930 and then increases to 1,280 by the final determination date.

▪ Hypothetical final average index value: 1,106.76

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Market-Linked Notes due July 18, 2022 Based on the Value of the Russell 2000® Index

▪
In Example 3, the closing level of the index steadily increases throughout the approximately 3-month period of determination dates from the starting level until reaching a level of 1,535 on the final determination date.

▪ Hypothetical final average index value: 1,367.06

▪
In Example 4, the closing level of the index steadily decreases throughout the approximately 3-month period of determination dates from the starting level until reaching a level of 850 on the final determination date.

▪ Hypothetical final average index value: 1,067.49

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Market-Linked Notes due July 18, 2022 Based on the Value of the Russell 2000® Index

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For further discussion of these and other risks you should read the section entitled “Risk Factors” in the accompanying product supplement, index supplement and the accompanying prospectus.  You should also consult with your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

¡
The notes do not pay interest and may not pay more than the stated principal amount at maturity.  If the index percent change is less than or equal to 0%, you will receive only the stated principal amount of $10 for each note you hold at maturity.  As the notes do not pay any interest, if the underlying index does not appreciate sufficiently over the term of the notes (as calculated based on the final average index value), the overall return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.  The notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount, if any, based on the performance of the underlying index.

¡
The appreciation potential of the notes is limited by the maximum payment at maturity.  The appreciation potential of the notes is limited by the maximum payment at maturity of $20 per note, or 200% of the stated principal amount.  Because the payment at maturity will be limited to 200% of the stated principal amount for the notes, any increase in the level of the index, calculated based on the final average index value, beyond 200% of the initial index value will not increase the return on the notes.

¡
The market price of the notes will be influenced by many unpredictable factors.  Several factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the value of the underlying index at any time and, in particular, on the determination dates, the volatility (frequency and magnitude of changes in value) of the underlying index, dividend rate on the stocks underlying the index, interest and yield rates in the market, time remaining until the notes mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying index or equities markets generally and which may affect the final average index value of the underlying index and any actual or anticipated changes in our credit ratings or credit spreads.  Generally, the longer the time remaining to maturity, the more the market price of the notes will be affected by the other factors described above.  The value of the underlying index may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen.  See “Russell 2000® Index Overview” below.  You may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

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The notes are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes.  You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity and therefore you are subject to the credit risk of Morgan Stanley.  The notes are not guaranteed by any other entity.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

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The final average index value will be determined based on the value of the underlying index on multiple determination dates. The final average index value is the arithmetic average of the index closing values on each of the determination dates. Due to the multiple determination dates, increases in the level of the underlying index as of one or more determination dates may be partially or entirely offset by decreases in the level of the underlying index as of other determination dates. Even if the level of the underlying index has increased substantially on one or more determination dates (including the final determination date), the final average index value may nevertheless be less than or equal to the initial index value, and, accordingly, you may not receive at maturity an amount that is greater than the stated principal amount for each note you hold.

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Market-Linked Notes due July 18, 2022 Based on the Value of the Russell 2000® Index

¡
The amount payable on the notes is not linked to the value of the underlying index at any time other than the determination dates.  The final index value will be based on final average index value, which is the arithmetic average of the index closing values on each of the determination dates, as determined on the final determination date, subject to postponement for non-index business days and certain market disruption events.  Even if the value of the underlying index appreciates prior to the final determination date but then drops by the final determination date, the payment at maturity may be less, and may be significantly less, than it would have been had the payment at maturity been linked to the value of the underlying index prior to such drop.  Although the actual value of the underlying index on the stated maturity date or at other times during the term of the notes may be higher than the final average index value, the payment at maturity will be based solely on the final average index value, which is the arithmetic average of the index closing values on each of the determination dates.

¡
The notes are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.  The Russell 2000® Index, the underlying index, consists of stocks issued by companies with relatively small market capitalization.  These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the underlying index may be more volatile than that of indices that consist of stocks issued by large-capitalization companies.  Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded.  In addition, small capitalization companies are typically less well-established and less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel.  Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

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The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 12 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the underlying index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

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The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.  These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect.  As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they

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Market-Linked Notes due July 18, 2022 Based on the Value of the Russell 2000® Index

attempted to value the notes.  In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.  See also “The market price will be influenced by many unpredictable factors” above.

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Adjustments to the underlying index could adversely affect the value of the notes.  The publisher of the underlying index can add, delete or substitute the stocks underlying the index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the underlying index.  Any of these actions could adversely affect the value of the notes.  The publisher of the underlying index may also discontinue or suspend calculation or publication of the underlying index at any time.  In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index.  MS & Co. could have an economic interest that is different than that of investors in the notes insofar as, for example, MS & Co. is permitted to consider indices that are calculated and published by MS & Co. or any of its affiliates.  If MS & Co. determines that there is no appropriate successor index on any determination date, the index closing value on such determination date will be an amount based on the stocks underlying the discontinued index at the time of such discontinuance, without rebalancing or substitution, computed by MS & Co, as calculation agent, in accordance with the formula for calculating the index closing value last in effect prior to discontinuance of the index.

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You have no shareholder rights.  As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the index.

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Investing in the notes is not equivalent to investing in the underlying index.  Investing in the notes is not equivalent to investing in the underlying index or its component stocks.  See “Hypothetical Payout on the Notes” above.

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The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

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The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.  As calculation agent, MS & Co. has determined the initial index value, will determine the index closing value on each determination date and the final average index value, and will calculate the amount of cash you will receive at maturity.  Determinations made by MS & Co. in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the index closing value in the event of a discontinuance of the underlying index or a market disruption event, may adversely affect the payout to you at maturity.  In addition, MS & Co. has determined the estimated value of the notes on the pricing date.

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Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the notes.  One or more of our subsidiaries and/or third-party dealers have carried out, and will continue to carry out, hedging activities related to the notes, including trading in the component stocks of the underlying index and in other instruments related to the underlying index.  Some of our subsidiaries also trade the component stocks of the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could have increased the initial index value, and, therefore, could have increased the value at or above which the underlying index must close on the determination dates before an investor receives a payment at maturity that exceeds the stated principal amount of the notes.  Additionally, such hedging or trading activities during the term of the notes, including on the determination dates, could adversely affect the closing values of the underlying index on the determination dates, and, accordingly, the amount of cash an investor will receive at maturity.

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underlying index and in other instruments related to the underlying index.  Some of our subsidiaries also trade the component stocks of the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could have increased the initial index value, and, therefore, could have increased the value at or above which the underlying index must close on the determination dates before an investor receives a payment at maturity that exceeds the stated principal amount of the notes.  Additionally, such hedging or trading activities during the term of the notes, including on the determination dates, could adversely affect the closing values of the underlying index on the determination dates, and, accordingly, the amount of cash an investor will receive at maturity.

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Market-Linked Notes due July 18, 2022 Based on the Value of the Russell 2000® Index

Russell 2000® Index Overview

The Russell 2000® Index is an index calculated, published and disseminated by Russell Investments, and measures the composite price performance of stocks of 2,000 companies (the “Russell 2000 Component Stocks”) incorporated in the U.S. and its territories.  All 2,000 stocks are traded on a major U.S. exchange and are the 2,000 smallest securities that form the Russell 3000® Index.  The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 98% of the U.S. equity market.  The Russell 2000® Index consists of the smallest 2,000 companies included in the Russell 3000® Index and represents a small portion of the total market capitalization of the Russell 3000® Index.  The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.  For additional information about the Russell 2000® Index, see the information set forth under “Russell 2000® Index” in the accompanying index supplement.

Information as of market close on March 13, 2014:

Bloomberg Ticker Symbol:	RTY
Current Index Value:	1,176.740
52 Weeks Ago:	943.902
52 Week High (on 3/4/2014):	1,208.651
52 Week Low (on 4/18/2013):	901.513

The following graph sets forth the daily index closing values of the underlying index in the period from January 1, 2009 through March 13, 2014.  The related table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the same period.  The index closing value of the underlying index on March 13, 2014 was 1,176.740.  We obtained the information in the table and graph below from Bloomberg Financial Markets without independent verification.  The underlying index has experienced periods of high volatility, and you should not take the historical values of the underlying index as an indication of its future performance.

Russell 2000® Index Historical Performance Daily Closing Values January 1, 2009 to March 13, 2014

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Market-Linked Notes due July 18, 2022 Based on the Value of the Russell 2000® Index

Russell 2000® Index	High	Low	Period End
2009
First Quarter	514.710	343.260	422.748
Second Quarter	531.680	429.158	508.282
Third Quarter	620.695	479.267	604.278
Fourth Quarter	634.072	562.395	625.389
2010
First Quarter	690.303	586.491	678.643
Second Quarter	741.922	609.486	609.486
Third Quarter	677.642	590.034	676.139
Fourth Quarter	792.347	669.450	783.647
2011
First Quarter	843.549	773.184	843.549
Second Quarter	865.291	777.197	827.429
Third Quarter	858.113	643.421	644.156
Fourth Quarter	765.432	609.491	740.916
2012
First Quarter	846.129	747.275	830.301
Second Quarter	840.626	737.241	798.487
Third Quarter	864.697	767.751	837.450
Fourth Quarter	852.495	769.483	849.350
2013
First Quarter	953.068	872.605	951.542
Second Quarter	999.985	901.513	977.475
Third Quarter	1,078.409	989.535	1,073.787
Fourth Quarter	1,163.637	1,043.460	1,163.637
2014
First Quarter (through March 13, 2014)	1,208.651	1,093.594	1,176.740

License Agreement between Russell Investments and Morgan Stanley

The “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley.  For more information, see “Russell 2000® Index—License Agreement between Russell Investments and Morgan Stanley” in the accompanying index supplement.

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Additional Information About the Notes

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions:
Denominations:	$10 and integral multiples thereof
Interest:	None
Bull or bear notes:	Bull notes
Call right:	The notes are not callable prior to the maturity date.
Postponement of maturity date:
If the final determination date is postponed so that it falls less than two business days prior to the scheduled maturity date, the maturity date will be postponed to the second business day following the final determination date as postponed.

Equity-linked notes:
All references to “equity-linked notes” or related terms in the accompanying product supplement for equity-linked notes shall be deemed to refer to market-linked notes when read in conjunction with this document.

Minimum ticketing size:	$1,000 / 100 notes
Trustee:	The Bank of New York Mellon
Calculation agent:	MS & Co.
Tax considerations:
In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying product supplement) of the notes, even though no interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  We have determined that the “comparable yield” for the notes is a rate of 3.7449% per annum, compounded semi-annually.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $10) consists of a single projected amount equal to $13.6240 due at maturity.  You should read the discussion under “United States Federal Taxation” in the accompanying product supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a note) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through June 30, 2014	$0.1061	$0.1061
July 1, 2014 through December 31, 2014	$0.1892	$0.2953
January 1, 2015 through June 30, 2015	$0.1928	$0.4881
July 1, 2015 through December 31, 2015	$0.1964	$0.6845
January 1, 2016 through June 30, 2016	$0.2001	$0.8846
July 1, 2016 through December 31, 2016	$0.2038	$1.0884
January 1, 2017 through June 30, 2017	$0.2076	$1.2960
July 1, 2017 through December 31, 2017	$0.2115	$1.5075
January 1, 2018 through June 30, 2018	$0.2155	$1.7230
July 1, 2018 through December 31, 2018	$0.2195	$1.9425
January 1, 2019 through June 30, 2019	$0.2236	$2.1661
July 1, 2019 through December 31, 2019	$0.2278	$2.3939
January 1, 2020 through June 30, 2020	$0.2321	$2.6260
July 1, 2020 through December 31, 2020	$0.2364	$2.8624
January 1, 2021 through June 30, 2021	$0.2408	$3.1032
July 1, 2021 through December 31, 2021	$0.2454	$3.3486
January 1, 2022 through June 30, 2022	$0.2499	$3.5985
July 1, 2022 through the Maturity Date	$0.0255	$3.6240

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments thereto in respect of the notes for U.S. federal income tax purposes, and we make no representation

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regarding the actual amount of the payment that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Any consequences resulting from the Medicare tax on investment income are also not discussed in this document or the accompanying product supplement.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Use of proceeds and hedging:
The proceeds we receive from the sale of the notes will be used for general corporate purposes.  We will receive, in aggregate, $10 per note issued, because, when we enter into hedging transactions in order to meet our obligations under the notes, our hedging counterparty will reimburse the cost of the agent’s commissions.  The costs of the notes borne by you and described on page 2 above comprise the agent’s commissions and the cost of issuing, structuring and hedging the notes.

On or prior to the pricing date, we hedged our anticipated exposure in connection with the notes by entering into hedging transactions with our subsidiaries and/or third party dealers.  We expect our hedging counterparties to have taken positions in the stocks constituting the underlying index and in futures and/or options contracts on the underlying index or the component stocks of the underlying index listed on major securities markets.  Such purchase activity could have increased the value of the underlying index on the pricing date, and, therefore, could have increased the value at or above which the underlying index must close on the determination dates before you would receive at maturity a payment that exceeds the stated principal amount of the notes.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the notes, including on the determination dates, by purchasing and selling the stocks constituting the underlying index, futures or options contracts on the underlying index or its component stocks listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities.  We cannot give any assurance that our hedging activities will not affect the value of the underlying index, and, therefore, adversely affect the value of the notes or the payment you will receive at maturity.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying product supplement.

Benefit plan investor considerations:
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no

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assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity.

Additional considerations:
Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest:
The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG.  Morgan Stanley Wealth Management, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including Morgan Stanley Wealth Management, and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC, a fixed sales commission of $0.35 for each note they sell.

MS & Co. is our wholly-owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.  See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying product supplement.

Validity of the notes:
In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 21, 2011, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 21, 2011.

Contact:	Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive

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Market-Linked Notes due July 18, 2022 Based on the Value of the Russell 2000® Index

offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.
Where you can find more information:
Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the product supplement for Equity-Linked Notes and the index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the product supplement for Equity-Linked Notes, the index supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, the product supplement for Equity-Linked Notes and the index supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Product Supplement for Equity-Linked Notes dated August 17, 2012

Index Supplement dated November 21, 2011

Prospectus dated November 21, 2011

Terms used in this document are defined in the product supplement for Equity-Linked Notes, in the index supplement or in the prospectus.  As used in this document, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

March 2014	Page 17